May 28, 2014

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Robert F. Telewicz Jr., Senior Staff Accountant

Re:                             STAG Industrial, Inc.

Form 10-K for the year ended December 31, 2013

Filed February 26, 2014

File No. 001-34907

Dear Mr. Telewicz:

This correspondence is our response to your comment letter dated May 20, 2014, regarding our annual report on Form 10-K for the fiscal year ended December 31, 2013, filed on February 26, 2014. For your convenience, we reproduced your comments before our responses thereto. Please see the attached Annex A.

Please note that we acknowledge the following:

•                  we are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions concerning the response letter, please contact our outside counsel, Jeffrey M. Sullivan at Hunton & Williams LLP at (919) 899-3094, or me at (617) 574-4777.

Sincerely,

/s/ Kathryn Arnone
Kathryn Arnone
Executive Vice President and General Counsel

cc:                    Jennifer Monick, Securities and Exchange Commission (w/encls.)

Jeffrey M. Sullivan, Esq., Hunton & Williams LLP (w/encls.)

Robert Sciaudone, PricewaterhouseCoopers LLP (w/encls.)

Annex A

Form 10-K for the year ended December 31, 2013

General

1.                                      Please provide us with the results of the significance tests for your 2013 acquisitions in accordance with Rule 3-14 of Regulation S-X.  For each property acquisition where Rule 3-14 financial statements are required, please tell us where you have filed these financial statements.

Response:

During the year ended December 31, 2013, we did not acquire any properties considered individually significant based on 10% of our December 31, 2012 total assets of approximately $1,005,124,000.  Below are the details of the significance tests for the properties acquired during the year ended December 31, 2013.

2013 Acquisitions

Entity	Purchase Price	Date Acquired	Percent of STAG Industrial, Inc. 12/31/12 Total Assets	Greater Than 10%
STAG Orangeburg, LLC	$4,600,000	2/7/2013	0.5%	No
STAG Golden, LLC	8,600,000	2/27/2013	0.9%	No
STAG Columbia, LLC	9,630,000	2/28/2013	1.0%	No
STAG DeKalb, LLC	6,400,000	3/15/2013	0.6%	No
STAG Ocala, LLC	18,500,000	3/26/2013	1.8%	No
STAG Londonderry, LLC	9,000,000	3/28/2013	0.9%	No
STAG Marion 2, LLC	3,880,000	3/28/2013	0.4%	No
STAG Mishawaka, LLC	6,154,325	4/5/2013	0.6%	No
STAG Southfield, LLC	7,175,000	4/9/2013	0.7%	No
STAG Houston 2, LLC	13,550,000	4/9/2013	1.3%	No
STAG Idaho Falls, LLC	4,800,000	4/11/2013	0.5%	No
STAG Mt. Prospect, LLC	4,670,000	5/14/2013	0.5%	No
STAG Williamsport, LLC	13,400,000	5/31/2013	1.3%	No
Landmark Portfolio:
STAG Belvidere I, LLC
STAG Belvidere II, LLC
STAG Belvidere III, LLC
STAG Belvidere IV, LLC
STAG Belvidere V, LLC
STAG Belvidere VI, LLC
STAG Belvidere VII, LLC
STAG Belvidere VIII, LLC
STAG Belvidere IX, LLC
Total Landmark Portfolio	51,000,000	6/19/2013	5.1%	No
Autocam Portfolio:
STAG Kentwood, LLC
STAG Marshall, LLC
Total Autocam Portfolio	6,175,000	6/26/2013	0.6%	No
STAG Nashville, LLC	5,650,000	7/18/2013	0.6%	No
STAG Catoosa, LLC	5,035,000	7/31/2013	0.5%	No
STAG New Berlin, LLC	9,280,000	8/16/2013	0.9%	No
STAG Hampstead, LLC	44,000,000	8/21/2013	4.4%	No
STAG New Hope, LLC	5,050,000	9/20/2013	0.5%	No
STAG Springfield, LLC	9,500,000	9/26/2013	0.9%	No
STAG Orlando 2, LLC	8,075,000	10/8/2013	0.8%	No
STAG North Jackson 2, LLC	8,450,000	11/6/2013	0.8%	No
STAG Mebane 3, LLC	7,325,000	11/14/2013	0.7%	No
STAG Shannon, LLC	16,700,000	11/26/2013	1.7%	No
STAG Lansing 4, LLC	7,200,000	12/11/2013	0.7%	No
KTR Portfolio:
STAG Harvard, LLC
STAG Sauk Village, LLC
STAG South Holland, LLC
Total KTR Portfolio	19,580,000	12/17/2013	1.9%	No
STAG Mascot, LLC	4,775,000	12/19/2013	0.5%	No
STAG Janesville, LLC	24,000,000	12/27/2013	2.4%	No

STAG Industrial, Inc. 12/31/12 Total Assets	$1,005,124,000
Individually Significant Asset % test	10%
Individually Significant Asset $ threshold	$100,512,400

In connection with the filing of our Registration Statement on Form S-3 (No. 333-188465) (the “Registration Statement”), which became effective upon filing with the Commission on May 9, 2013, we filed a Current Report on Form 8-K/A on May 8, 2013, which contained Rule 3-14 financial statements for certain completed acquisitions as discussed below.

On August 9, 2012, we entered into a purchase and sale agreement with our affiliate, STAG Investments Holdings II, LLC, and its subsidiaries to acquire a portfolio of 33 industrial properties (“Fund II Portfolio”) for approximately $138.8 million.  During 2012, we completed the acquisition of 32 of the 33 industrial properties constituting the Fund II Portfolio. On April 5, 2013, we acquired the last of the 33 properties. The acquisition of the Fund II Portfolio represented a significant acquisition as the purchase price exceeded 10% of our December 31, 2011 total assets.  Accordingly, we filed a Current Report on Form 8-K with the Commission on October 11, 2012, which was amended on December 13, 2012 and May 8, 2013 to include Rule 3-14 financial statements for the Fund II Portfolio.

In addition, in connection with the filing of the Registration Statement, we updated our significance tests for the 2013 acquisitions that closed or were probable of closing as of May 9, 2013.  Below are the details of the results of the significance tests at that time.

2013

Entity	Purchase Price	Date Acquired	Percent of STAG Industrial, Inc. 12/31/12 Total Assets	Statements of Revenue and Certain Expenses Filed
STAG Orangeburg, LLC	$4,600,000	2/7/2013	0.5%
STAG Golden, LLC	8,600,000	2/27/2013	0.9%
STAG Columbia, LLC	9,630,000	2/28/2013	1.0%
STAG DeKalb, LLC	6,400,000	3/15/2013	0.6%
STAG Ocala, LLC	18,500,000	3/26/2013	1.8%
STAG Londonderry, LLC	*	3/28/2013	*
STAG Marion 2, LLC	3,880,000	3/28/2013	0.4%
STAG Mishawaka, LLC	6,154,325	4/5/2013	0.6%	**
STAG Southfield, LLC	7,175,000	4/9/2013	0.7%
STAG Houston 2, LLC	13,550,000	4/9/2013	1.3%
STAG Idaho Falls, LLC	4,800,000	4/11/2013	0.5%
Probable Acquisition as of May 9, 2013 and closed subsequent to May 9, 2013
STAG Mt. Prospect, LLC	4,650,000 ***	5/14/2013	0.5%

Total Closed and Probable Acquisitions through May 9, 2013	$87,939,325

	8.7%	Aggregate % of probable and closed acquisitions as compared to STAG Industrial, Inc.’s total assets at 12/31/12.

STAG Industrial, Inc. 12/31/12 Total Assets	$1,005,124,000
Individually Significant Asset % test	10%
Individually Significant Asset $ threshold	$100,512,400

*

As the building was newly constructed with no rental history prior to January 1, 2013, the financial statements were not provided in accordance with FRM 2330.10.  However, since the property was triple net leased to a single tenant once the construction was completed, the Company considered whether financial statements of the lessee were required under FRM 2340, Properties Subject to Triple Net Lease.  In determining when financial statements of the lessee are required, FRM 2340 states that the registrant should consider the significance of the asset concentration the applicable property represents (generally considered 20% of the registrant’s assets as of its most recent balance sheet.)  STAG’s total assets were $1,049 million and $1,005 million at March 31, 2013 and December 31, 2012, respectively.  The STAG Londonderry, LLC Property was acquired for $9.0 million and therefore did not meet the 20% threshold at either March 31, 2013 or December 31, 2012, as such, we were not required to provide financial statements of the lessee in accordance with FRM 2340.

**

On October 9, 2012, we completed the acquisition of 31 of the 33 industrial properties constituting the Fund II Portfolio and, subsequently, on October 31, 2012, we acquired one additional industrial property from Fund II and on April 5, 2013 we acquired the last of the 33 properties.  The acquisitions were related parties of STAG through common management and the acquisition represented a significant acquisition of STAG.  In accordance with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, an  8-K/A was filed on May 8, 2013 for the acquisition of the last property on April 5, 2013.

***	Purchase price based on purchase and sale agreement at time significance test was performed. Purchase price was subject to change prior to acquisition closing.

Based on the calculation above as of May 9, 2013, none of the other properties were considered individually significant based on 10% of our December 31, 2012 total assets of approximately $1,005,124,000.  Additionally, the total of the individually insignificant properties that had closed or were probable of closing as of May 9, 2013 did not exceed 10% of our December 31, 2012 total assets of approximately $1,005,124,000.

Item 2.  Properties, page 29

Lease Expirations, page 37

2.                                      We note your disclosure on page 37 that leases representing 8.3% of your total annualized rent will expire in 2014.  In future Exchange Act periodic reports, please expand your disclosure in this section to discuss the relationship between market rents and expiring rents.  Additionally, please include a comparison of new rents on second generation leases and renewed leases to prior rents.

Response: In future periodic filings, we will include additional disclosure regarding the relationship between market rents and expiring rents and a comparison of new rents on second generation leases and renewed leases to prior rents.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

Scheduled Lease Expirations, page 44

3.                                      In future Exchange Act reports please provide more detailed disclosure regarding your leasing results for prior periods, such as the amount of leases that were new leases compared to renewal leases.  Please also include balancing disclosure regarding tenant improvement costs and leasing commissions, on a per square foot basis.

Response: In future periodic filings, we will provide more detailed disclosure regarding our leases signed during the reporting period, including the number of leases that were new leases compared to renewal leases, and disclosure regarding tenant improvement costs and leasing commissions on a per square foot basis.

Contractual Obligations, page 61

4.                                      Please confirm that you will disclose the amount of interest related to your variable rate debt in future filings.  Please refer to footnote 46 in our Release 33-8350.

Response:  In future periodic filings, we will disclose the amount of interest related to our variable rate debt.